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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

KINNARD INVESTMENTS, INC.
(Name of Subject Company)

KINNARD INVESTMENTS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.02 PER SHARE
(Title of Class of Securities)

497059105
(CUSIP Number of Class of Securities)

Robert D. Potts
Chairman of the Special Committee
Kinnard Investments, Inc.
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 370-2700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

James C. Melville, Esq.
Mary S. Giesler, Esq.
Kaplan, Strangis and Strangis, P.A.
90 South Seventh Street, Suite 5500
Minneapolis, Minnesota 55402
(612) 375-1138

INTRODUCTION

    This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Kinnard Investments, Inc., a Minnesota corporation (the "Company") on December 21, 1999 (the "Schedule 14D-9") relating to the cash tender offer by SW Acquisition, Inc., a Minnesota corporation (the "Bidder") and a wholly-owned subsidiary of Stockwalk.com Group, Inc. ("Stockwalk"), to purchase all of the shares of the Company's common stock upon the terms and subject to the conditions set forth in Bidder's Tender Offer Statement on Schedule 14D-1 initially filed with the Securities and Exchange Commission on December 8, 1999, as amended on December 17, 1999 and January 6, 2000. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

Item 2. Tender Offer of the Bidder.

    Item 2 is hereby supplemented and amended by adding the following paragraph:

    On January 6, 2000, the Bidder increased the Offer Price from $7.50 per share, which the Special Committee has previously rejected as inadequate, to $8.00 per Share (the "Revised Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Second Supplement to the Offer to Purchase dated December 8, 1999 (the Supplement"), and the related Letter of Transmittal (which, together with the Supplement, constitute the "Revised Offer"). Pursuant to the Supplement, the Revised Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, January 31, 2000, unless the Revised Offer is extended to a later date and time and the Bidder has waived the Business Combination Condition.

Item 4. The Solicitation or Recommendation.

    (a)  Recommendation of the Special Committee.

    The response to Item 4(a) is hereby amended and supplemented to add the following:

    On January 6, 2000, the Bidder filed an amendment to its offer stating the following amendments: (i) the Offer Price was increased from $7.50 per share to $8.00 per share, without interest, (ii) the Business Combination Condition was waived, and (iii) the expiration date of the Offer was extended from January 10, 2000 to January 31, 2000. The Bidder also issued a press release on January 6, 2000 announcing these amendments.

    Upon receipt of the amendment, the Special Committee met telephonically on January 7, 2000 to discuss the Revised Offer. Also participating in the meeting were the Special Committee's legal advisors and representatives of U.S. Bancorp Piper Jaffray Inc., the Special Committee's financial advisor ("U.S. Bancorp Piper Jaffray"). Following presentations by its legal counsel and representatives of U.S. Bancorp Piper Jaffray, the Special Committee discussed the impact and ramifications of the Bidder's amendment. At the conclusion of its discussion, the Special Committee unanimously determined that the Revised Offer was still inadequate, highly contingent and not in the best interests of Kinnard or its shareholders.

    ACCORDINGLY, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE PUBLIC SHAREHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

    A copy of the press release announcing the Special Committee's determination, is filed as Exhibit (a)(4) hereto and is incorporated herein by reference.

    (b)  Reasons for the Recommendation.

    The response to Item 4(b) is hereby amended and supplemented to add the following:

    In reaching its determination that the Revised Offer is not in the best interests of the Public Shareholders and recommending that the Revised Offer be rejected, the Special Committee considered the factors listed below, each of which, in the view of the Special Committee, supported such determination and recommendation.

  •
  The Revised Offer Price remains inadequate. The Special Committee believes that the Revised Offer Price remains inadequate and does not reflect the inherent value of the Company. Moreover, the Special Committee believes that the inherent value of the Company continues to be substantially in excess of the Revised Offer Price. The Special Committee based this belief on its familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects. The Special Committee also based their recommendation on the following:

  1.
  The Financial Advice of the Special Committee's Independent Financial Advisor, U.S. Bancorp Piper Jaffray. The Special Committee based its recommendation on, among other things, the presentation made by U.S. Bancorp Piper Jaffray to the Special Committee on December 16, 1999 concerning the Company and the Offer prior to revision and the written opinion delivered by U.S. Bancorp Piper Jaffray to the Special Committee to the effect that, as of December 16, 1999, the Offer prior to revision was inadequate, from a financial point of view, to the Public Shareholders. In the view of the Special Committee the increase in the Offer Price reflected in the Revised Offer Price does not materially affect its view that the Revised Offer Price remains inadequate.

  2.
  Management's Opinion. The opinion of the Company's management that the Revised Offer Price continues to be inadequate and that the additional disclosure regarding the financing package set forth in the Revised Offer continues to be extremely vague and incomplete.

  •
  The Revised Offer remains highly contingent and without adequate assurances that financing would be available to carry it out. The Revised Offer continues to be subject to significant conditions which must be satisfied or waived, in the Bidder's sole discretion, before the Bidder is obligated to consummate the Revised Offer, including the following:

  1.
  Minimum Tender Condition. There being validly tendered and not withdrawn prior to the Expiration Date that number of Shares, which, when added to the number of shares beneficially owned by the Bidder and its affiliates, represents a majority of the total number of outstanding Shares of the Company on a fully diluted basis on the date of purchase. According to the Schedule 14D-1, approximately 2,601,159 Shares must be tendered to satisfy this requirement. According to the Bidder's public statements, at the close of business on January 5, 2000 only 8,255 Shares had been tendered.

  2.
  Anti-Poison Pill/Dilution Condition. The Bidder being satisfied in its sole discretion that the Company has not, among other things, adopted a shareholder rights plan or other protective measure or voted to increase the number of outstanding shares of capital stock to more than 5,626,115 shares of Common Stock.

  3.
  Financing Condition. The Bidder being satisfied in its sole discretion that it has obtained sufficient financing to enable it to consummate the Revised Offer. According to the Schedule 14D-1 and the Supplement, the cost to the Bidder, if all Shares were tendered, would be $43,313,720. According to the Bidder's disclosure, some portion of the purchase price would be provided to the Bidder from Stockwalk's existing bank lines of credit and Stockwalk plans to raise additional funds through a private placement of its equity securities that it intends to conclude by March 1, 2000, a month after the expiration of the Revised Offer. Neither the Company nor its shareholders have been furnished with details of these purported sources of financing sufficient to reliably assess the likelihood that the financing condition will be met. But it is clear that there presently can be no assurance that Stockwalk will be permitted by its lenders to borrow under its existing credit lines to finance the purchase of Shares or that the private placement of equity securities by Stockwalk will be completed on a timely basis in an amount sufficient to consummate a purchase of the Shares.

  •
  The Initiative of the Company's Board to Explore Strategic Alternatives. Although no assurances can be given, the Board's determination to explore strategic alternatives to enhance shareholder value has the potential of resulting in a value for the Shares in excess of the Revised Offer Price. The Company is in preliminary exploratory discussions with a number of companies regarding a possible business combination and the interests of the Company and its shareholders would best be served by the Company continuing as an independent entity while the Board explored these alternatives.

  •
  Coercive Effect of Tender Offer. The coercive effect the Revised Offer may have on holders of Shares who would like to reject the Revised Offer and not have their equity interests in the Company terminated, but who may feel forced to tender their Shares to the Bidder to protect against the possibility of being left as a minority shareholder in the Company with less, possibly significantly less, liquidity in the public trading market for the Shares, especially if the Bidder is able to purchase a substantial percentage of the outstanding Shares pursuant to the Revised Offer and in any subsequent purchases and without any binding obligation on the Bidder to undertake a second-step merger. In waiving the Business Combination Condition in an effort to circumvent the Company's Board of Directors, the Bidder has increased the coercive effect of the Revised Offer.

    The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but includes all material factors considered by the Special Committee. In reaching its determination to recommend rejection of the Revised Offer, the Special Committee did not assign any relative or specific weights to the foregoing factors, and individual members of the Special Committee may have given differing weights to different factors. The recommendation of the Special Committee to the Public Shareholders of the Company to reject the Revised Offer was made after consideration of all the factors taken as a whole. Throughout its deliberations, the Special Committee of the Board received the advice of its legal and financial advisors who were retained to advise the Special Committee in connection with the Revised Offer and related matters.

Item 9	Material to be Filed as Exhibits.
Item 9 is hereby supplemented and amended by adding the following:
(a)(4)*	Press Release issued by the Company dated January 10, 2000

*
Included in materials being distributed to shareholders of the Company.

FORWARD-LOOKING STATEMENTS

    This document and the exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. These forward-looking statements are subject to numerous risks and uncertainties and involve numerous assumptions, including, but not limited to, the risks inherent in the Company's business, changes in general economic conditions, the Company's ability to execute its business plans and other risks described from time to time in the Company's reports with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2000	KINNARD INVESTMENTS, INC.
	By:	/s/ ROBERT D. POTTS
	Name:	Robert D. Potts
	Title:	Chairman of the Special Committee

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)**	Letter to Shareholders of the Company dated December 21, 1999
(a)(2)**	Press Release issued by the Company dated December 21, 1999
(a)(3)**	Opinion of U.S. Bancorp Piper Jaffray dated December 16, 1999
(a)(4)*	Press Release issued by the Company dated January10, 2000
(c)(1)**	Excerpts from the Company's Proxy Statement dated April 16, 1999 for the Annual Meeting of Shareholders held on May 20, 1999.
(c)(2)**	Employment Agreement dated September 7, 1999, between John G Kinnard and Company, Incorporated and Paul H. Perseke.
(c)(3)	Restated Articles of Incorporation of the Company(incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996), as supplemented by the Statement of Designation of Rights, Preferences and Limitations of Additional Common Stock (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-4 dated June 23, 1999 (File No. 333-81423))
(c)(4)	Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996), as amended by the amendment approved at the May 20, 1999 Annual Meeting of Shareholders (incorporated by reference to Appendix A to the Company's Proxy Statement dated April 16, 1999 and included in the excerpts therefrom filed as Exhibit (c)(1) hereto)
(c)(5)	1990 Stock Option Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991)
(c)(6)	1997 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997)
(c)(7)**	1998 Deferred Compensation Plan
(c)(8)**	1999 Deferred Compensation Plan

*
Included in materials being distributed to shareholders of the Company.

**
Previously filed.

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INTRODUCTION
FORWARD-LOOKING STATEMENTS
SIGNATURE

EXHIBIT INDEX